Brian T. Gallagher E-Mail: Gallagher@CouncilBaradel.com Telephone Extension: 3420

 June 3, 2022

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn:	Jessica Livingston

Eric Envall

RE:	CWS Investments Inc

Offering Statement on Form 1-A

Filed May 20, 2022

File No. 024-11857

To the Division of Corporation Finance:

This letter is submitted on behalf of CWS Investments, Inc., a Virginia corporation (the “Issuer”), in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) in a letter dated June 2, 2022, with respect to the Issuer’s First Amended Offering Statement on Form 1A (File No. 024-11857), filed with the SEC on May 20, 2022. This letter is being submitted contemporaneously with the filing of the Second Amendment to the Offering Statement containing changes made in response to the Staff’s comments and for the purpose of updating and revising certain information in the Offering Statement.

For ease of reference, each Staff comment contained in the Comment Letter is reprinted below in bold and followed by the corresponding response of the Issuer.

For the Staff’s ease of review, we have also provided two clean copies of the First Amendment, along with two redlines marked against the Offering Statement.

125 West Street, 4th Floor, Annapolis, Maryland 21401

Annapolis: 410.268.6600 Baltimore: 410.269.6190 Washington: 301.261.2247 Fax: 410.269.8409 www.CouncilBaradel.com

CB File No. 20324.33	June 3, 2022

Cover Page

1.	We note your response to our prior comment 1 and your revised offer structure. Please confirm that investors will be informed how many bonus shares they would actually receive, if any, and could then decide whether or not to invest in the offering. In this regard, we note that “[T]here are 525,000 Bonus Shares available on a first come, first served basis. No other bonus shares will be issued as part of this Offering.” To the extent that any investor would otherwise be eligible to receive bonus units but for the fact that you had already issued all 525,000 bonus units, please confirm that you will inform these investors that they will not receive the full amount of bonus shares, or any, and confirm that they will be given the opportunity to decide whether or not to invest in the offering.

Issuer Response: In response to the concerns and issues raised above, the Issuer revised the language of the Offering Statement to clarify that there are sufficient Bonus Shares available that every Investor that meets the investment minimums set forth in the Bonus Shares Availability section will receive the full amount of Bonus Shares provided for therein. The amount of Bonus Shares available for distribution was set to ensure that everyone that met the investment criteria outlined in the Bonus Shares Availability section received the amount of Bonus Shares that corresponded to the investment. To be clear, there are 7,500,000 Class A Preferred Shares available for purchase in this Offering, not including the Bonus Shares. Investors purchasing more than $250,000 in Class A Preferred Shares are entitled to a 7% match of Bonus Shares, the highest distribution of Bonus Shares available. If one investor purchased all 7,500,000 available Class A Preferred Shares, that investor would receive the full allotment of 525,000 Bonus Shares. Similarly, if all 7,500,000 Class A Preferred Shares were purchased by investors entitled to 4% Bonus Share distribution because their investments were in the range of $25,000 - $49,999, there would still be sufficient Bonus Shares available to every investor.

Risks Related to the Company’s Limited Operating History, page 8

2.	We note your response to comment 2 regarding your intent to operate your business in order to maintain an exemption from the registration requirements of the Investment Company Act of 1940 (the “1940 Act”) and have the following follow-up comments:

-	We note that you have added disclosure about the Company’s intention to rely on the exclusion under section 3(c)(5)(C) from the definition of “investment company.” The prior disclosure discussed the definition of “investment company” under section 3(a)(1)(C). Please integrate the new and old disclosures so that the Company’s intended status under the 1940 Act is clear and the various provisions are connected – for example: (i) a description of the 1940 Act, (ii) how an entity can be an investment company under section 3(a), (iii) whether the Company and its Controlled Subsidiaries will, in your view, be investment companies and, if so, the exclusions or exemptions that you intend to apply, and (iv) the consequences of registration. As part of the integration, please refer to the 1940 Act using that term or “the Investment Company Act,” but not both.

CB File No. 20324.33	June 3, 2022

Issuer Response: In response to the concerns raised, a section was added to the Risk Factors portion of the Offering Statement entitled “The Company may not be successful in availing ourselves of the Investment Company Act exclusions and/or exemptions, and even if the Company is successful, the exclusion would impose limits on our operations, which could adversely affect the operations.” As seen therein, language was added that addresses the concerns raised above.

-	Please revise your description of any “guidance” so that it is clear that such guidance is issued by the staff of the Commission, and not the Commission itself. Please note that any such guidance (including the Redwood Trust no-action letter) is an interpretative position of the staff and does not impose a rule or regulation on any person such that the Company must “adhere” to any position. We would recommend describing the Company’s plan as to “operate in accordance with the guidance of SEC staff” or something similar. In addition, please note that the Redwood Trust no action letter is a staff position describing an intent not to recommend enforcement action. Please describe the letter as a “staff no-action letter” throughout.

Issuer Response: See the above-referenced rewritten section that addresses the concerns raised. Specifically, an edit was made in the above-referenced section to note that the guidance regarding Section 3(c)(5)(C) of the Investment Company Act is by SEC staff.

-	Please make your description of the Company’s intended investments consistent with other language used in this Offering Circular. For example, in the Summary section, the description of investments includes a reference to “smaller, multi-family residential properties” and states that the Company will “typically” only invest in first mortgages. The Summary omits any description of “conservative loan to value characteristics” and any reference to whether mortgages will be fully secured or partially secured.

Issuer Response: Edits were made throughout to ensure that all references to the description of investments were consistent.

-	Please add language to the effect that shareholders will not be entitled to the substantive protections of the 1940 Act.

Issuer Response: Language was added to the section entitled “The Company may not be successful in availing ourselves of the Investment Company Act exclusions and/or exemptions, and even if the Company is successful, the exclusion would impose limits on our operations, which could adversely affect the operations” to address this concern.

CB File No. 20324.33	June 3, 2022

Risks Related to an Investment in our Preferred Stock, page 12

3.	Please include a new risk factor on the risk that your bonus shares program will effectively give certain investors a discount on their investment. Also include a discussion of the limited pool of bonus shares.

Issuer Response: See new section entitled Risks Relating to Certain Investors Pay a Lower Price for Preferred Stock.

Plan of Distribution

Bonus Shares Availability, page 23

4.	Please revise the table to include the effective price paid at each discount level by investors receiving the bonus shares.

Issuer Response: Edit made.

The Issuer respectfully believes that the information contained herein is responsive to the Staff Comment Letter. Please feel free to contact me at the above number for any questions related to this letter. As a side note, we appreciate the speed with which the Staff was able to review and provide its initial comments on the Offering Statement.

Very respectfully,

//btg//
Brian T. Gallagher